825 Third Avenue, 27th Floor New York, NY 10022 646.519.2456 50 California Street, 29th Floor - Suite 2950 San Francisco, CA 94111 415.900.3871 www.focusfinancialpartners.com

May 25, 2016

Via EDGAR

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                   Focus Financial Partners Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted March 30, 2016
CIK No. 0001651052

Ladies and Gentlemen:

Set forth below is the response of Focus Financial Partners Inc. (the “Registrant,” “we,” “us,” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 12, 2016, with respect to the Registrant’s Amendment No. 2 to Draft Registration Statement on Form S-1, submitted to the Commission on March 30, 2016 (“Confidential Submission No. 3”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Submission No. 4 (“Confidential Submission No. 4”). For your convenience, we will hand deliver five copies of Confidential Submission No. 4, as well as five copies of Confidential Submission No. 4 that are marked to show all changes made since the submission of Confidential Submission No. 3.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 4, unless otherwise specified.

Risk Factors

The wealth management industry is very competitive, page 27

1.                        We note that it appears that the number of firms that are actively seeking advisors, either entire firms or advisors whose contract with their current firm is expiring soon, is growing.  We also note that in recent press reports at least some advisors cite a firm’s name recognition and reputation as a reason that they would choose one firm over another. Please either revise this risk factor, or add a separate risk factor, to discuss the competition for investment advisors and risks to your growth prospects given your relative size compared with your competitors.

Response:  Confidential Submission No. 3 has been revised as requested. Please see page 27 of Confidential Submission No. 4.

Please direct any questions you have with respect to the foregoing responses to me at (646) 599-9480 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ J. Russell McGranahan
J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.

cc:                                      William Schroeder (Securities and Exchange Commission)

John Spitz (Securities and Exchange Commission)

David Lin (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)

Robert Seber (Vinson & Elkins L.L.P.)